Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated July 21, 2010	Registration Statement No. 333-163812

European Investment Bank

USD 3,000,000,000 1.25% Notes due 2013

Final Term Sheet

Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Currency/Size:	USD 3,000,000,000
Settlement:	28 July 2010
Maturity:	17 September 2013
Interest Payment Dates:	17 March, 17 September
Coupon:	1.25% (semi-annual)
Reoffer:	99.658%
Yield:	1.362%
Benchmark:	UST 3yr 1.00% July 2013
Spread:	+42.9 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	DB/GSI/MS
Co-leads:	Barclays Capital/BofAML/Daiwa/HSBC/Nomura
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015709001019/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-471-2526.